July 15, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Austin Stephenson

Jeffrey P. Riedler

Re:	Regulus Therapeutics Inc.

Registration Statement on Form S-1

Filed: June 26, 2013

File No. 333-189607

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Lazard Capital Markets LLC, as representative of the several underwriters, hereby joins Regulus Therapeutics Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, July 16, 2013, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between July 9, 2013 and the date hereof, the underwriters effected the following approximate distribution of copies of the Preliminary Prospectus dated July 9, 2013 (the “Preliminary Prospectus”):

935 copies to prospective underwriters, institutional investors, dealers and others

This is to further advise you that the underwriters have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

By:	Lazard Capital Markets LLC

By:	/s/ Andy Laszlo
Name:	Andy Laszlo
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]